UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SENSE TECHNOLOGIES INC.
(Name of Subject Company (issuer) and Filing Person (Offeror))

Series “A” 10% Convertible Secured Promissory Notes
(Title of Class of Securities)

816923106
(CUSIP Number of Class of Securities (Underlying Common Stock))

James H. Cotter, President
Sense Technologies Inc.
800 Clanton Road, Suite U
Charlotte, North Carolina
28217
(704) 522-7999
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Edward L. Mayerhofer
Morton & Company
7 50 West Pender Street, Suite 1200
Vancouver, B.C. V6C 2T8
(604) 681-1194

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$560,000.00	$45.30

*Calculated solely for the purpose of estimating the filing fee. The transaction valuation assumes the exchange of $560,000 in principal amount of the Series “A” 10% Convertible Secured Promissory Notes (the “Existing Notes”) that are subject to the Exchange Offer. The value of the Existing Notes is based on the principal amount of the Existing Notes.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form of Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

☐ Check the box if the filing related solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1
☒ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as previously amended by Amendment No. 1 filed with the U.S. Securities and Exchange Commission on September 10, 2003 (the “Offering Statement”). This Amendment is filed in connection with the offer to exchange Series “A” 10% Convertible Secured Promissory Notes in the principal amount of $560,000 for Series “B” 10% Convertible Secured Promissory Notes in an equal principal amount. The terms and conditions of the offer are described in the Offering Circular dated September 10, 2003, attached as Exhibit (a)(1) to the Offering Statement. The following amendments are incorporated by reference in response to all of the items of the Offering Statement.

The penultimate sentence in the section of the Offering Circular entitled “Summary Term Sheet - What are the conditions to the Exchange Offer?” is amended to read as follows:

In addition, we retain the right to terminate the Exchange Offer in the following circumstances: (i) if we determine that proceeding with the Exchange Offer would result in a violation of applicable securities laws, or SEC interpretations of such laws; (ii) if we are subject to any ruling, order or action that could reasonably be expected to impair or prevent our ability to complete the Exchange Offer; or (iii) if any action or claim is threatened or commenced against us that could reasonably be expected to have a material impact on our ability to continue with the Exchange Offer.

The last paragraph of the section of the Offering Circular entitled “The Exchange Offer – Conditions to the Exchange Offer” is amended to read in its entirety as follows:

These conditions are for our benefit only and we may assert them regardless of the circumstances giving rise to any condition. We may also waive any of the above conditions at any time in our sole discretion except that we will not waive the above condition respecting conversion of outstanding interest accrued and owing on the Existing Notes. Our failure at any time to exercise any of the foregoing rights will not constitute a waiver of that right and each right is an ongoing right that we may assert at any time.

The penultimate paragraph of the section of the Offering Circular entitled “The Exchange Offer - Procedures for Tendering Existing Notes” is amended to read in its entirety as follows:

We will reject any improperly tendered Existing Notes subject to our right to waive any defect or irregularity of the Exchange Offer. We reserve the right to waive any defects or irregularities of the Exchange Offer as to any Existing Notes either before or after the expiration date of the Exchange Offer. Any waiver of defects or irregularities in the tender of Existing Notes pursuant to the Exchange Offer will apply equally to the tender of other Existing Notes where largely identical defects or irregularities are present, such that no tender of an Existing Note will receive differential treatment from any other tender of an Existing Note.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SENSE TECHNOLOGIES INC.

By: /s/ James H. Cotter
James H. Cotter, President

Dated: September 19, 2003